J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Jefferies LLC

520 Madison Avenue

New York, New York 10022

May 20, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	IDEAYA Biosciences, Inc.
Registration Statement on Form S-1, as amended (File No. 333- 231081)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of IDEAYA Biosciences, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on May 22, 2019, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated May 13, 2019:

(i)	Dates of distribution: May 13, 2019 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 3

(iii)	Number of preliminary prospectuses furnished to investors: approximately 2300

(iv)	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 50

The undersigned advise that they have complied and will continue to comply, and each underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC CITIGROUP GLOBAL MARKETS INC. JEFFERIES LLC As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

J.P. MORGAN SECURITIES LLC

By:	/s/ Michael Connor
	Name:	Michael Connor
	Title:	Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Brad Wolff
	Name:	Brad Wolff
	Title:	Managing Director

JEFFERIES LLC

By:	/s/ Charles Glazer
	Name:	Charles Glazer
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]